UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ________________________________________
FORM 15
  ________________________________________

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-34652

SENSATA TECHNOLOGIES HOLDING N.V.*
(Exact name of registrant as specified in its charter)

Jan Tinbergenstraat 80, 7559 SP Hengelo The Netherlands 31-74-357-8000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Ordinary Shares—nominal value €0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None.

*
This Form 15 relates solely to the reporting obligations of Sensata Technologies Holding N.V., a Dutch corporation, under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of Sensata Technologies Holding plc as its successor issuer under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sensata Technologies Holding plc, as successor to Sensata Technologies Holding N.V., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SENSATA TECHNOLOGIES HOLDING PLC
Date: April 9, 2018
/s/ Paul Vasington
Name: Paul Vasington
Title: Executive Vice President and Chief Financial Officer